Exhibit 11


                     METRIS COMPANIES INC. AND SUBSIDIARIES
                        Computation of Earnings Per Share

In thousands, except per-share amounts                 Year Ended December 31,
                                                   2000       1999        1998

BASIC:
------

Net income (loss) applicable to common
     stockholders ............................   $163,529   ($61,646)   $ 56,248
                                                 ========   ========    ========
Weighted-average number of common shares
   outstanding ...............................     60,070     57,855      57,696

Net income (loss) per share ..................   $   2.72   ($  1.07)   $   0.97

DILUTED:
--------

Net income (loss) applicable to common
   stockholders (1) ..........................   $195,153   ($61,646)   $ 56,248
                                                 ========   ========    ========
Weighted-average number of common shares
   outstanding ...............................     60,070     57,855      57,696
Net effect of assumed exercise of stock
   options based on treasury stock method
   using average market price ................      3,348         --       2,209
Assumed conversion of convertible preferred
   stock .....................................     29,164         --          --
                                                 --------   --------    --------
                                                   92,582     57,855      59,905
                                                 ========   ========    ========

Net income (loss) per share ..................   $   2.11   ($  1.07)   $   0.94

(1) For the year ended December 31, 2000, diluted earnings per share is calculated by adding back the Series C convertible preferred dividend of $31.6 million. In determining the number of dilutive shares outstanding, the Series C convertible preferred stock is assumed to have been converted into 29.2 million shares at the beginning of the year.